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18004815   )N



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Received
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8-48125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MPI Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Lenox Drive

(No. and Street)

Lawrenceville	**NJ**	**08648**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracey Jasey   609-955-5726

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C.

(Name – *if individual, state last, first, middle name*)

P.O. Box 7648	**Princeton**	**NJ**	**08543-7648**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

✓ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Daniel M. Kerrigan__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MPI Securities, Inc.__, as of __February 27__, 20 __18__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

REBECCA L. FORSBERG
Notary Public State of New Jersey
My Commission Expires February 15, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MPI SECURITIES, INC.

REPORTS PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

AND

SUPPLEMENTARY INFORMATION

December 31, 2017

MPI SECURITIES, INC.

Table of Contents

December 31, 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of MPI Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2017, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Supplementary Information (Continued)

In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercadien, P.C.
Certified Public Accountants

We have served as the Company's auditor since 2008.

Hamilton, New Jersey
February 23, 2018

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	245,231
Accounts receivable		19,913
Prepaid expenses		6,122
Other assets		1,890
Total assets	$	273,156

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	459
Accrued expenses		17,024
Advanced deposits		51,000
Notes payable - current		4,317
Total current liabilities		72,800
Noncurrent liabilities		
Notes payable		4,456
Total liabilities		77,256
Stockholders' Equity		
Common stock, no par value, $6.77 stated value; 10,000 shares authorized;		
8,475 shares issued and 2,825 shares outstanding		57,409
Retained earnings		182,594
Treasury stock, 5,650 shares at stated value		(44,103)
Total Stockholders' Equity		195,900
Total Liabilities and Stockholders' Equity	$	273,156

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2017

Revenues	
Advisory fees	$ 164,663
Operating expenses	
Advertising	269
Licensing fees	10,343
Insurance	691
Interest	513
Professional fees	43,125
Office expense	333
Travel expense	33
Postage and delivery	1,145
Research expense	2,000
Overhead reimbursement	12,240
Total operating expenses	70,692
Income before interest income and provision for state income taxes	93,971
Interest income	88
Income before provision for state income taxes	94,059
Provision for state income taxes	1,175
Net income	$ 92,884

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2017

| | Common Stock | | Retained | | |
	Shares	Amount	Earnings	Treasury Stock	Total
Balances, January 1, 2017	3,075	$ 57,409	$ 95,306	$ (40,581)	$ 112,134
Net income	-	-	92,884	-	92,884
Repurchase of common stock	(250)	-	(5,596)	(3,522)	(9,118)
Balances, December 31, 2017	2,825	$ 57,409	$ 182,594	$ (44,103)	$ 195,900

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

Cash Flows from Operating Activities
    Net income $ 92,884
Adjustments to reconcile net income to net cash from operating
  activities
        Changes in assets
            Accounts receivable   7,813
            Prepaid expenses   (125)
            Other assets   (229)
            Accounts payable   (4,522)
            Accrued expenses   589
            Advanced deposits   500
        Net cash from operating activities   96,910

Cash Flows from Financing Activities
  Payment of notes payable   (9,537)
  Repurchase of common stock   (9,118)
    Net cash from financing activities   (18,655)

Net change in cash   78,255

Cash, beginning of year   166,976
Cash, end of year $ 245,231

Supplemental Disclosures of Cash Flow Information
    Cash paid during the year for:
      Taxes $ 1,175
      Interest $ 524

See notes to financial statements.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Lawrenceville, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the Financial Industry Regulatory Authority.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of ninety days or less to be cash equivalents.

Accounts Receivable
Net income is charged with an allowance for uncollectible accounts based on past experience and an analysis of accounts receivable collectability. Accounts deemed uncollectible are charged to the allowance in the year they are deemed uncollectible. All accounts receivable are considered collectible as of December 31, 2017.

Revenue Recognition
Revenues related to consulting services are recognized upon acceptance of the contract and/or the submission of a consulting report to the client. Advanced deposits are recognized as income when a report is issued.

Income Taxes
The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes, thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2017, and has determined that there is no liability for uncertain tax positions at December 31, 2017.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial condition as of December 31, 2017, or in the accompanying statement of income for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Subsequent Events

Management has evaluated events for potential recognition and disclosure through February 23, 2018, the date the financial statements were available to be issued. No items were determined by management to require disclosure.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date,* which defers the effective date of ASU 2014-09 by one year. The updated standard will be effective for the Company for the year ending December 31, 2019. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the financial statements.

C. NOTES PAYABLE

In 2014, the Company issued three separate notes payable, which collectively total $29,577, to redeem a total of 1,300 shares from three former stockholders. Each of the notes are payable in five equal installments of principal and interest which commenced in 2015 and will end in 2019. Each note bears interest at an annual rate of 3.25%. The Company repaid one of the three notes in full during 2017.

C. NOTES PAYABLE (CONTINUED)

Maturities of notes payable are as follows:

2018	$	4,317
2019		4,456
Total	$	8,773

D. MAJOR CUSTOMERS

There were four customers that accounted for approximately 66% of the Company's total revenues for the year ended December 31, 2017. Approximately 44% of accounts receivable at December 31, 2017, is due from one of these customers.

E. RELATED-PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees, which is associated with the Company's advisory fees. Management consulting fees for the year totaled $12,240. There were no commission fees paid for the year ended December 31, 2017.

F. CONCENTRATIONS OF RISK

The Company maintains cash in bank deposit accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

G. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2017, the Company had net capital of $167,975, which exceeded its requirements of $5,150 by $162,825.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of December 31, 2017

Stockholders' equity	$ 195,900
Deductions: non-allowable assets	
Accounts receivable	(19,913)
Prepaid expenses	(6,122)
Other assets	(1,890)
Non-allowable assets	(27,925)
Net capital	167,975
Minimum capital requirement	5,150
Net capital in excess of minimum requirement	$ 162,825
Aggregate indebtedness	$ 77,256
Ratio of aggregate indebtedness to net capital	0.46 to 1.00

There are no material differences between the preceding computation and the Company's corresponding unaudited part 11A of Form X-17a-5 as of December 31, 2017.

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

EXEMPTION REPORTS



˙REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
MPI Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17A-5(d)(4), in which (a) MPI Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Mercadien, P.C.
Certified Public Accountants

Hamilton, New Jersey
February 23, 2018

11

On behalf of MPI Securities, Inc., I, as FinOp, attest to the following as required by the SEC in conjunction with our annual audit report for the period ended December 31, 2017:

- MPI Securities, Inc. claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- MPI Securities, Inc. did not hold any customer funds or securities at any time during the year.
- MPI Securities, Inc. met the identified exemption provisions throughout the reporting period without exception.

Daniel M. Kerrigan
FINOP

MPI Securities, Inc.